Exhibit 4.4

C/- Suite 1, Level 3, 62 Lygon St, Carlton South

Victoria 3053, Australia

28th July 2021

Thomas Tulip, PhD

28 Summer St.

Andover MA 01810 USA

Dear Dr Tulip,

Re: Position of Chief Technical Officer (CTO) for Radiopharm Theranostics Limited (RPT)

We refer to our recent discussions and now confirm our offer to you on the following key terms and conditions.

Title: Chief Technical Officer (CTO);

Reporting to: Initially to the Executive Chairman, then to the Chief Executive Officer on his appointment;

Location: USA with some international travel required from time to time, including Australia;

Start Date: Approximately 9th August 2021;

Remuneration:

●	US$240,000 pa payable monthly in arrears. Review to take place annually at the end of the Australian financial year being 30 June;

●	This remuneration reflects an approximate 60% commitment of time. This commitment is expected to expand in CY2021 Q4, potentially to reach full-time commitment, exclusive of modest external, non-competing, activity;

●	Any external, non-competing activity subject to agreement with the CEO;

●	Renumeration for the expanded time commitment will increase on a pro rata basis;

●	For the avoidance of doubt and as an example, an expansion to 80% commitment will result in an increase from US$240,000 pa to US$320,000, pa and an increase to full-time commitment will result in an increase to US$400,000 pa.

Bonus: 40% of base salary, based on achievement of pre-agreed objectives. To be paid annually, starting in June 2022.

Cashless Options: RPT shall grant cashless options to the CTO subject to ASX Listing Rule 6.18. The number of options shall equate to 1% of the issued capital of RPT at the time of RPT’s listing on the Australian Securities Exchange.

Term: 5 years

Vesting: 33.33% at IPO; 33.33% at one year anniversary from IPO; 33.33% at second year anniversary. In the event of termination, the unvested options shall lapse.

In the event that a license agreement is entered into with Bracco & RPT, RPT will negotiate with the CTO for the payment of a “spotter’s fee to the CTO for introducing Bracco to RPT. This fee will be paid in either RPT cashless options or cash or both.

The CTO acknowledges that the grant of 1% of the pre-IPO capital of RPT to the CTO in good faith by Paul Hopper, is in partial payment of the spotter’s fee above.

Termination:

●	30 days written notice by either party

This offer is contingent upon:

●	Acquisition of the appropriate assets to launch RPT;

●	Completion of a convertible note fundraising by RPT of approximately A$15 million.

Your permanent employment with RPT will be subject to approval of the incoming CEO following his commencement at RPT.

Kindly confirm your acceptance of this offer by signing a copy of this letter and returning it to the writer.

We look forward to working with you on this exciting venture and building the Company in the years to come.

Yours sincerely,

/s/ Paul Hopper

Paul Hopper

Executive Chairman

Radiopharm Theranostic Limited

ABN: 57 647 877 889

Signed:	/s/ Thom Tulip	Dr Thom Tulip

Date:	July 28, 2021